Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Nine Months Ended September 30, 2016
Income before income taxes	$3,886
Add: Total fixed charges (per below)	1,388
Less: Interest capitalized	34

Total earnings before income taxes	$5,240

Fixed charges:
Interest	$708
Portion of rental expense representative of the interest factor	680

Total fixed charges	$1,388

Ratio of earnings to fixed charges	3.8